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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-24843
CUSIP NUMBER 02364V 10 7

NOTIFICATION OF LATE FILING

(Check One):

 Form 10-K   Form 20-F   Form 11-K   Form 10-Q
 Form N-SAR   Form N-CSR

For Period Ended: December 31, 2004

[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

America First Tax Exempt Investors, L.P.

Full Name of Registrant

N/A

Former Name if Applicable

1004 Farnam Street, Suite 400

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska  68102

City, State and Zip Code

01-676050.1

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant adopted FIN 46R as of January 1, 2004 and, as a result, is now required to consolidate  certain entities that meet the definition of a “variable interest entity” (“VIE”) and for which the Registrant is the “primary beneficiary” as defined by FIN 46R.  Management determined that ten of the twelve entities which own multifamily apartment properties financed by the Registrant’s tax-exempt mortgage revenue bonds are VIEs of which the Registrant is the primary beneficiary and therefore are consolidated in the Registrant’s financial statements for the year ended December 31, 2004.  This has resulted in significant changes in the Registrant’s financial statements, footnotes, and disclosures in other portions of the Form 10-K for the year ended December 31, 2004 in order to explain the change in the presentation of the financial information as compared to previous years. In addition to the issues relating to the presentation of financial information, the consolidation of these VIEs has significantly increased the volume of accounting information included in the Registrant’s consolidated financial statements for the year ended December 31, 2004.

In addition to the foregoing, the Registrant shares accounting and managerial resources with another registrant, America First Apartment Investors, Inc. (“APRO”).  APRO first became an accelerated filer during 2004, and therefore was required to file its Form 10-K for the year ended December 31, 2004  approximatelytwo weeks earlier than in previous years.  APRO was also required to implement the internal controls assessment and attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002 in its Form 10-K for the year ended December 31, 2004.   Accordingly, significant accounting and managerial resources of the Registrant were devoted to completing the documentation and assessment of APRO’s internal controls and preparing its Form 10-K for the accelerated filing.

As a result of the foregoing factors, the Registrant was not able to complete its Form 10-K for filing by March 31, 2005 without unreasonable effort and expense.

01-676050.1

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Michael J. Draper (Name)	402 (Area Code)	930-3045 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes   No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of approximately $37.7 million for the year ended December 31, 2004 compared with net income of approximately $4.6 million for the year ended December 31, 2003.  The anticipated  loss for 2004 is primarily attributable to a loss of $38.0 million recorded by the Registrant as of January 1, 2004 as the cumulative effect of the change in accounting principle as a result of recording the net deficit allocable to the Registrant’s interest in the VIEs upon the adoption of FIN 46R on that date.  In addition to the cumulative effect of the change in accounting principle, the net loss in 2004 attributable to the consolidation of the VIEs is approximately $4.9 million.

         America First Tax Exempt Investors, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 2005

By:

America First Capital Associates Limited Partnership Two, general partner of the Registrant

By:

America First Companies L.L.C., general partner of the general partner of the Registrant

By:

/s/ Michael J. Draper

Michael J. Draper, Chief Financial Officer

01-676050.1

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

01-676050.1